SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009 (report no.1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE FIRST SENTENCE IN THE FIRST PARAGRAPH OF THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981 and 333-153230),  AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Establishes Actimize as Industry`s Largest and Broadest Risk & Financial Crime Solutions Provider by Acquiring Fortent, Dated August 31, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: September 1, 2009

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EXHIBIT INDEX

99.1 Press Release: NICE Establishes Actimize as Industry`s Largest and Broadest Risk & Financial Crime Solutions Provider by Acquiring Fortent, Dated August 31, 2009.

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NICE Establishes Actimize as Industry`s Largest and Broadest Risk & Financial Crime Solutions Provider by Acquiring Fortent

Consolidation move in analytics driven Financial Crime, Compliance and Risk Management further solidifies company`s cross-channel analytics strategy

●         Customers will benefit from a comprehensive integrated platform for Anti-Money Laundering, real-time cross-channel fraud prevention; brokerage compliance and enterprise case and investigation management

●         Following acquisition, the majority of the world`s largest banks and all top ten global banks will be using Actimize for compliance and financial crime prevention

●         NICE best positioned to leverage anticipated wave of global regulations for financial institutions given size, breadth of portfolio and installed base

●         Deal will be accretive to NICE on a non-GAAP fully diluted EPS basis starting first quarter 2010

●         Actimize business expected to cross the $100 million mark in 2010

New York and Ra`anana- August 31, 2009 - NICE Systems (NASDAQ: NICE) and Actimize, a NICE Systems Company, today announced the signing and closing of a definitive agreement to acquire Fortent - a leading provider of analytics based Anti-Money Laundering and financial crime prevention software solutions for the financial services industry, servicing clients such as Barclays, JPMorgan Chase, Mizuho, Royal Bank of Scotland and Scotiabank. With limited overlap in customer base and complementary analytics technology, Actimize clients will now include the majority of the world`s largest banks and all top ten global banks. They will benefit from the broadest, most comprehensive solutions and from a robust service and support organization. Furthermore, Actimize, which is now expected to be a $100 million business in 2010, will continue to leverage NICE`s presence within thousands of financial institutions worldwide to further accelerate market presence.

Under the terms of the agreement, NICE will be acquiring Fortent`s Compliance and Risk Management business. Fortent will become part of Actimize which continues to operate as a wholly owned subsidiary of NICE, with the Fortent team becoming an integral part of Actimize. NICE will acquire Fortent in an all cash transaction for a total consideration of $73.5 million. The deal is expected to be accretive on a non-GAAP basis starting first quarter 2010, excluding acquisition related expenses and amortization of acquired intangible assets as well as certain business combination accounting entries.

Fortent, headquartered in New York, and previously known as SearchSpace, was founded in 1993 and is the pioneer of modern statistical-based Anti Money Laundering (AML). Fortent is known for its AML deployments and expertise within the world`s tier-one financial institutions and for its advanced statistical profiling analytics technology. The company`s solutions have been endorsed by the American Bankers Association (ABA), and are the de-facto standard for top-tier financial institutions worldwide. Fortent`s solutions, deep profiling technology and best practices will become part of Actimize`s solution portfolio which, following the acquisition, will include AML transaction monitoring, Customer Due Diligence and Know Your Customer; real-time cross-channel fraud prevention across payment, banking and employee activities; market abuse and trading surveillance; and enterprise case and investigation management. Actimize will continue to support and invest in Fortent`s AML business in parallel to its own, and gradually augment and integrate the two.

David Sosna, Chief Executive Officer of Actimize, said: "Actimize has established its clear leadership position in the financial crime market, compliance and real-time fraud prevention market. Fortent has built a strong technology and business throughout the years, with a top-tier financial services client base. We are extremely excited about the combination of Actimize and Fortent and believe that our customers and partners will benefit given the breadth and depth this acquisition brings to Actimize`s financial crime, compliance and risk management platform. I am pleased to welcome Fortent employees to the Actimize family. Our joint customers and partners will benefit from a top notch industry leader offering them the most advanced and comprehensive technology platform backed by the largest dedicated professional services and support organization."

Haim Shani, Chief Executive Officer, NICE Systems Ltd., said: "With Fortent joining our successful and growing Actimize business, we are further solidifying NICE`s strategy of being the global enterprise-wide analytics powerhouse for the financial services industry." Mr. Shani continued, "by combining Actimize`s strength and NICE`s interaction analytics, we are now best positioned to help our clients, which include thousands of global financial institutions, address the anticipated wave of new regulations."

Sandy Jaffee, Chairman and Chief Executive Officer at Fortent, said; "The Fortent team is extremely excited to join forces with Actimize. Together, we are creating the industry`s number one provider of sophisticated financial crime solutions in a fragmented market that required a leader with proven comprehensive technology and domain expertise to support the financial services market."

Conference Call Information

NICE will host a conference call on Tuesday, September 1, 2009 at 08:30 AM EST (15:30 Israel). Participants may access the conference call by dialing US toll-free 1-888-407-2553or 1-888--281-1167; international: +972-3-9180644; Israel: 03-9180644. The call will also be broadcast live on the internet, accompanied by a slide presentation that can be accessed at NICE's website at www.nice.com. A telephone replay will be available for up to 72 hours from approximately three hours following the call. The replay information: US Toll-free: 1-877-456-0009; international: + 972-3- 9255954; Israel: 03-9255954.

* The outlook provided may change as the integration proceeds and acquisition accounting is finalized.

About Fortent

Fortent provides risk and compliance solutions to leading financial institutions, including 15 of the world's 30 largest financial firms, which use Fortent technology worldwide. Fortent combines award-winning technology innovation and expertise in regulatory risk to help financial institutions improve productivity and protect hundreds of millions of accounts from money laundering, terrorist financing, and other financial crimes. Endorsed by the American Bankers Association, Fortent's advanced systems deliver the most efficient and effective anti-money laundering, know your customer, and fraud detection available on the market today. Technology clients include The Bank of New York Mellon, Bank of Tokyo Mitsubishi-UFJ, Barclays, JPMorgan Chase, Justice Federal Credit Union (U.S. Department of Justice), The Lloyds Banking Group, Mizuho, The Royal Bank of Scotland, Scotiabank, and UBS. Fortent`s global team operates from key offices in New York, Atlanta, London and Tokyo.

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance.  Actimize technology processes billions of transactions a day for many of the world`s top banks and brokerages.  Actimize, a NICE Systems company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com .

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies. More information is available at www.nice.com.

Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449
Corporate Media Contact Jonathan Stotts	Actimize Jonathan.stotts@actimize.com	+1 212 994 3865

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messrs. Sosna and Shani and Ms. Jaffee, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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